EXHIBIT 99.4

XL Global, Inc.
Seaview House, 70 Seaview Avenue
Stamford, Connecticut 06902-6040
United States
March 25, 2013

Oak Circle Capital Partners LLC
Mr. David Carroll
Mr. Paul Chong
Mr. Darren Comisso
Mr. Thomas Flynn
Mr. David Oston
641 Lexington Avenue, Suite 1432
New York, New York 10022

Re:           Oak Circle Capital Partners LLC

Dear Colleagues:

On January 7, 2013, we entered into a letter agreement (the "Original Letter Agreement") with you. The parties hereto agree that upon execution of this letter agreement (the “Letter Agreement”), the Original Letter Agreement shall have no further force or effect.

This Letter Agreement is intended to confirm our collective agreement with respect to (i) the treatment of any and all amounts (including, without limitation, compensation) paid, allocated, distributed, payable, allocable or distributable by Five Oaks Investment Corp., a Maryland corporation (the “REIT”), any of the REIT’s subsidiaries, or any other funds or vehicles advised or managed, now or in the future, by Oak Circle Capital Partners LLC, a Delaware limited liability company (the “Manager”), or any of its affiliates (the REIT and its subsidiaries together with any such funds and vehicles, the “Advised Funds”), directly or indirectly, to, or for the benefit of, any Initial Member (as defined below) or any Family Member (as defined below) of any Initial Member, and (ii) the treatment of any and all amounts (including, without limitation, fees and/or compensation) paid, allocated, distributed, payable, allocable or distributable by any of the Advised Funds, directly or indirectly, to the Manager or any of its controlled affiliates that the Manager or such affiliate intends to assign or transfer (including the assignment or transfer of a beneficial interest to such fees or compensation or the entry into any swap or similar agreement that transfers, in whole or in part, the economic consequences of the fees or compensation), directly or indirectly, to, or for the benefit of, any of the Initial Members or any Family Member of any Initial Member (other than any awards (“Initial Member Plan Awards”) granted pursuant to the Five Oaks Investment Corp. Manager Equity Plan (the “Plan”) that are covered by that certain letter agreement, dated as of December 18, 2012, by and among each of the parties hereto (the “Plan Letter Agreement”)).  For the avoidance of doubt, this Letter Agreement shall not be applicable to any Initial Member Plan Awards, and the terms and conditions of the Plan Letter Agreement shall instead apply to any such Initial Member Plan Awards.

(1)	In the event that any Initial Member or any of its Family Members or any of their designees is awarded, granted, paid or otherwise receives, directly or indirectly,

any Direct Compensation (as defined below), such Initial Member shall take any and all actions required in order to transfer to XL Global, Inc. (or such Person as XL Global, Inc. shall have previously designated, in its sole and absolute discretion, in writing to such Initial Member), with immediate effect, for no additional consideration, all of such Initial Member’s or its Family Member’s or any of their designees, as applicable, right, title and interest in the percentage of such Direct Compensation equal to the amount of interest in the Manager held by all Class A-2 members at the time such compensation is granted; provided, that if any such Direct Compensation to be received by an Initial Member or any of its Family Members or any of their designees takes more than one form (for example, a cash grant coupled with options), XL Global, Inc. (or its designee) shall receive its portion of each such form.  The Direct Compensation so transferred to XL Global, Inc. (or its designee) pursuant to this clause (1) shall be subject to the same terms and conditions (including vesting) as the Direct Compensation retained by the Initial Member or its Family Members or their designees, as applicable, and the Initial Member shall take all actions necessary to ensure that no additional restrictions apply to the Direct Compensation that is transferred to XL Global, Inc. (or its designee) and that any beneficial changes (for example, accelerated vesting) to the restrictions on the Direct Compensation retained by the Initial Member or its Family Members or any of their designees, as applicable, is similarly applied to the Direct Compensation that is transferred to XL Global, Inc. (or its designee).

(2)
With respect to any Indirect Compensation (as defined below), the Manager or its controlled affiliate, as applicable, shall transfer only the percentage of such Indirect Compensation equal to 100% minus the percentage interest in the Manager held by all Class A-2 Members at the time such compensation is granted that the Manager or its controlled affiliate, as applicable, has so determined to transfer, directly or indirectly, to such Initial Member or any of its Family Members or any of their designees and the remaining percentage of such Indirect Compensation shall be either, at the election of XL Global, Inc. (A) retained by the Manager or its controlled affiliate, as applicable (any such retained Indirect Compensation hereinafter referred to as, the “Specially Allocated Compensation”), and any allocations or distributions in respect of such Specially Allocated Compensation shall be specially allocated and distributed to XL Global, Inc. (or its designee) at such time as the Manager or its controlled affiliate, as applicable, is required to take such Specially Allocated Compensation into income (for example, upon the exercise of an option or the vesting of a share of stock), or (B) transferred to XL Global, Inc. (or its designee) at the same time as the Indirect Compensation is transferred to the Initial Member or any of its Family Members or any of their designees.  The parties hereto agree that XL Global, Inc. (or its designee) shall have the sole and exclusive authority to direct the Manager or its controlled affiliate, as applicable, to take or refrain from taking any discretionary actions afforded to the Manager or such affiliate in respect of the related Specially Allocated Compensation (including, without limitation, the right to exercise any options or stock appreciation rights, the right to net exercise or engage in a broker assisted cashless exercise, etc.).  The Manager shall take all actions necessary to ensure that any Specially Allocated Compensation and any amount transferred pursuant to clause (B) above are not subject to any restrictions beyond the restrictions that apply to the Manager or its controlled affiliate, as applicable, in respect of such compensation (for example, vesting terms or transfer restrictions).

(3)
In the event that any Indirect Compensation (other than any Specially Allocated Compensation) reverts back to the Manager or its controlled affiliate, as applicable, because an Initial Member or any of its Family Members or any of their designees has not met the relevant vesting conditions, then XL Global, Inc. shall not be entitled to a share of such Indirect Compensation to the extent that the Manager or its controlled affiliate retains the Specially Allocated Compensation granted in connection with the direct or indirect transfer of the Indirect Compensation to the Initial Member or any of its Family Members or any of their designees.

(4)	For purposes of this Letter Agreement only, the following terms shall have the meaning set forth below:

a.
“Direct Compensation” means any amounts referred to in clause (i) of the second paragraph of this Letter Agreement.  For the avoidance of doubt, Direct Compensation includes, without limitation, any awards granted pursuant to the Plan directly to an Initial Member or any Family Member of such Initial Member or any of their designees, which direct grants are not currently permitted pursuant to the terms of the Plan or the Plan Letter Agreement.

b.
“Family Member” means, with respect to any person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, including adoptive relationships, any person sharing such person’s household (other than a tenant or employee), a trust in which any of such person together with the family member’s of such person have more than fifty percent (50%) of the beneficial interests, a foundation in which such person together with the family member’s of such person controls the management of assets, and any other entity in which such person together with the family member’s of such person owns more than fifty percent (50%) of the interests.

c.	“Indirect Compensation” means any amounts referred to in clause (ii) of the second paragraph of this Letter Agreement.

d.	“Initial Member” means each of David Carroll, Paul Chong, Darren Comisso, Thomas Flynn and David Oston.

(5)	For illustration purposes:

Assuming that on July 5, 2013 all Class A-2 members hold in aggregate a 30% interest in the Manager.  On July 5, 2013, the Manager receives from a newly formed Advised Fund, in the aggregate, 1,400 shares of common stock of the Advised Fund, the entirety of which the Manager wishes to distribute pro rata to the five Initial Members.  However, pursuant to Section 2 of this Letter Agreement, 196 such shares of common stock would be distributed to each of such five Initial Members and the remaining 420 such shares of common stock would be retained by the Manager and specially allocated and distributed to XL Global, Inc. (or its designee).

All rights and obligations conferred on XL Global, Inc. pursuant to this Letter Agreement may be transferred or assigned to any Affiliate of XL Global, Inc. provided that (i) the Manager is given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of such transferee or assignee and (ii) such transferee or assignee agrees in writing to be bound hereby.

This Letter Agreement, and the terms hereof, shall be considered “Confidential Information” as defined in the Manager’s Operating Agreement, as the same may be amended from time to time.

The provisions of this Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to principles of conflicts of law.  This Letter Agreement may be executed in multiple counterparts which, taken together, shall constitute one and the same agreement.  Signatures transmitted by facsimile or electronic mail will be deemed originals for purposes of this Letter Agreement.

This Letter Agreement may not be modified, amended, supplemented, canceled, or discharged, except by written instrument executed by each of the undersigned.

[Signature Page Follows]

Please acknowledge your agreement to the foregoing Letter Agreement by signing below.

Sincerely,

XL Global, Inc.

By:  /s/ George Bumeder
Name:  George Bumeder
Title:  Vice President

Acknowledged and Agreed

Oak Circle Capital Partners LLC

By:  /s/ David Oston
Name:  David Oston
Title:  CFO

/s/ David Carroll
David Carroll

/s/ Paul Chong
Paul Chong

/s/ Darren Comisso
Darren Comisso

/s/ Thomas Flynn
Thomas Flynn

/s/ David Oston
David Oston

[Signature Page to A&R Oak Circle Capital Partners LLC Letter Agreement re REIT Compensation]